Exhibit 4.2

Description of Capital Stock of Mid-Southern Bancorp, Inc.

General

Mid-Southern Bancorp is authorized to issue 30,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01. Each share of Mid-Southern Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. Mid-Southern Bancorp will not issue any shares of preferred stock in the conversion and offering.

Common Stock

Dividends. Mid-Southern Bancorp can pay dividends if, as and when declared by its board of directors. The payment of dividends by Mid-Southern Bancorp is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of Mid-Southern Bancorp will be entitled to receive and share equally in dividends declared by the board of directors of Mid-Southern Bancorp. If Mid-Southern Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Mid-Southern Bancorp will possess exclusive voting rights in Mid-Southern Bancorp. They will elect Mid-Southern Bancorp’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Mid-Southern Bancorp,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Mid-Southern Bancorp issues preferred stock, holders of Mid-Southern Bancorp preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Mid-Southern Savings Bank, Mid-Southern Bancorp, as the sole holder of Mid-Southern Savings Bank’s capital stock, would be entitled to receive all of Mid-Southern Savings Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Mid-Southern Savings Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Mid-Southern Bancorp, the holders of its common stock would be entitled to receive all of the assets of Mid-Southern Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If Mid-Southern Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of Mid-Southern Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

Mid-Southern Bancorp will not issue any preferred stock in the conversion and offering and it has no current plans to issue any preferred stock after the conversion and offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

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